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FORM 4                                                     OMB APPROVAL
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[X] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
 CANOUSE           JOHN                C.                LECSTAR CORPORATION (LCST)             to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X   Director      X  10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
       C/O J.P. Carey Enterprises, Inc.           Number of Reporting        Month/Year             Officer (give    Other (specify
       3343 Peachtree Road, Suite 500             Person (Voluntary)         March/2001         ----        title ---       below)
---------------------------------------------                                -------------------            below)
                 (Street)                                                 5. If Amendment,
  Atlanta          Georgia           30326                                   Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (check applicable line)
                                                                                                  X   Form filed by One Reporting
                                                                                                 ---  Person
                                                                                                      Form filed by More than One
                                                                                                 ---  Reporting Person

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                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                (Month/                                                End of Month        (D) or         cial
                                 Day/        ------------------------------------      (Instr. 3 and 4)    Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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COMMON STOCK                  3/30/2001       M          3,563,264    A      (1)                              I       (1), (2), (3),
                                                                                                                      (4), (5), (6)
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                                                                                         6,363,890(7)         I
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(1) Pursuant to an Agreement and Plan of Merger dated January 5, 2001, and previously approved by a majority of the shareholders of the Issuer, the Issuer automatically converted all outstanding shares of Series F Convertible Preferred Stock on March 30,
    2001, into Common Stock. There was no conversion price.

(2) 2,266,180 held by Atlantis Capital Fund, Ltd. Mr. Canouse has a pecuniary interest in Harbor Crest, which is the investment manager for Atlantis Capital Fund, Ltd.

(3) 357,536 held by Cache Capital (USA) L.P. Mr. Canouse is a member of J.P. Carey Asset Management, LLC, which is the general partner of Cache Capital (USA) L.P.

(4) 126,966 held by J.P. Carey Enterprises, Inc. Mr. Canouse is a Senior Vice President of J.P. Carey Enterprises, Inc.

(5) 660,224 held by The Four Life Trust. Mr. Canouse is a beneficiary of The Four Life Trust.

(6) 152,358 held by his 3 minor children.

(7) This number reflects a 60 for 1 reverse split, effective as of March 30, 2001 and warrants held by Atlantis Capital Fund to purchase 2,574 shares exercisable at $120.00 with an expiration date of 12/23/2003 and 64,150 shares exercisable at $1.95 with an expiration date of 7/31/2003; it also includes warrants held by The Four Life Trust, as previously disclosed on
    Form 3 for 1,796,200 shares exercisable at $.78 with expiration dates of May 10, 2002 and October 25, 2004.

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Series F Preferred                                                                               Common
 Convertible Stock           $-0-       3/30/2001    M                  (1)   3/30/2001           Stock   3,563,264         (1)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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                              I                       See footnotes
                                                   on previous section
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Explanation of Responses:

(1) The shares of Series F Preferred Convertible Stock were issued pursuant to an Agreement and Plan of Merger dated January 5,
    2001, whereby the shares of Series F Preferred Convertible Stock would automatically convert into a fixed sum of Common Stock upon the effective date of a 60 to 1 reverse split of the Issuer's Common Stock. Such reverse split became effective on
    March 30, 2001.

(2) This number reflects a 60 to 1 reverse stock split, effective as of March 30, 2001.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   By: /s/ JOHN C. CANOUSE          4/10/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 -------------------------------  -------
                                                                                            **Signature of Reporting Person    Date

Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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